SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ventana Medical Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                               ________92276H106_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ January 25, 2008________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 922,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 922,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 922,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.66%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,521,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,563,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,563,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.51%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 37,600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 37,600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 37,600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.11%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 137,448 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 137,448 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 137,448 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.40%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 49,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 49,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 49,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.14%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92276H106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of Private Entities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 30,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 30,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 30,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.09%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                 Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Ventana Medical Systems, Inc. (the “Issuer”), a Delaware corporation with principal offices located at 1910 E. Innovation Park Drive, Tucson, AZ 85755.

Item 2.                                 Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, and LICT.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Teton Advisors, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Teton Advisors.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                 Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $145,297,540 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $38,943,430 and $81,968,093, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.  GSI used approximately $12,230,810 of client funds to purchase the Securities reported by it.  MJG Associates used approximately $3,345,768 of client funds to purchase the Securities reported by it.  Mario Gabelli used approximately $2,669,249 of funds of private entities to purchase the Securities reported by him. GBL used approximately $4,360,336 of working capital to purchase the Securities reported by it. The Foundation used approximately $890,089 of working capital to purchase the Securities reported by it. GGCP used approximately $889,765 of working capital to purchase the Securities reported by it.

Item 4.                                 Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons, with the exception of  Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations.  In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  The Reporting Persons do not believe they possess material inside information concerning the Issuer.  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund’s shares independently.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                 Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 2,759,048 shares, representing 7.97% of the approximately 34,662,691 shares outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2007. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	922,000	2.66%
GAMCO	1,563,000	4.51%
GSI	137,448	0.40%
MJG Associates	37,600	0.11%
Foundation	10,000	0.03%
GGCP	10,000	0.03%
GBL	49,000	0.14%
Mario Gabelli	30,000	0.09%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 42,000 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisers and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                 Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.
Exhibit A:	Joint Filing Agreement

Exhibit B:	Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, James E. McKee and Douglas R. Jamieson from Mario J. Gabelli

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                       February 4, 2008

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
   THE GABELLI FOUNDATION, INC.
   GABELLI SECURITIES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

             GABELLI FUNDS, LLC

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer

GAMCO ASSET MANAGEMENT INC.
 GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                   President & Chief Operating Officer – GAMCO Investors, Inc.
                                                                                           President – GAMCO Asset Management Inc.

                  Schedule I
                         Information with Respect to Executive
                    Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant
Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of LICT Corporation.

Marc J. Gabelli	Chairman of LGL Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready
Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202
Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501
Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Diane LaPointe Kieran Caterina	President and Chief Operating Officer Senior Vice President Acting Co-Chief Financial Officer Acting Co-Chief Financial Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson	See above See above
Officers:
Bruce N. Alpert	President

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	See Above
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds

LICT Corporation 401 Theodore Fremd Avenue Rye, NY 10580
Directors:
Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604
Officers:
Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)
COMMON STOCK-VENTANA MEDICAL SYSTEMS, INC.

MARIO J. GABELLI
1/23/08 10,000 88.9771
1/23/08 10,000 89.0089
1/23/08 20,000 88.9739
GABELLI SECURITIES, INC.
1/28/08 1,500 88.9450
1/25/08 1,500 88.9848
1/25/08 1,000 88.9848
1/24/08 5,000 88.9880
1/24/08 500 88.9850
1/23/08 1,000 88.9830
1/22/08 2,000 89.0250
ALCE PARTNERS
1/24/08 3,000 88.9900
GABELLI ASSOCIATES LTD
2/01/08 500 89.0650
1/31/08 2,500 88.9770
1/30/08 2,000 88.9890
1/29/08 2,000 88.9950
1/28/08 4,000 88.9217
1/25/08 6,000 88.9717
1/24/08 6,000 88.9817
1/23/08 10,000 88.9926
1/22/08 18,500 88.9962
GABELLI ASSOCIATES FUND II
2/01/08 500 89.0650
1/29/08 500 88.9950
1/25/08 500 88.9717
1/24/08 500 88.9817
1/23/08 1,000 88.9926
1/22/08 1,500 88.9962
GABELLI ASSOCIATES FUND
1/31/08 3,748 88.9770
1/30/08 3,000 88.9890
1/29/08 2,000 88.9950
1/28/08 5,000 88.9217
1/25/08 8,000 88.9717
1/24/08 8,000 88.9817
1/23/08 13,000 88.9926
1/22/08 23,200 88.9962
MJG ASSOCIATES, INC.
GABELLI PERFORMANCE PARTNERSHIP
1/25/08 20,000 88.9848
GABELLI INTERNATIONAL II LTD
1/25/08 2,600 88.9848
GABELLI INTERNATIONAL LTD
1/23/08 10,000 88.9787
GABELLI FUND, LDC
1/24/08 5,000 88.9850
GAMCO INVESTORS, INC.
1/24/08 10,000 88.9975
1/23/08 4,000 89.0050
1/22/08 5,000 89.0350
1/23/08 30,000 88.9722
GAMCO ASSET MANAGEMENT INC.
2/01/08 500 89.0650
2/01/08 5,000 89.1400
1/31/08 1,000 89.0200
1/31/08 2,500 88.9999
1/31/08 4,000 89.0064
1/31/08 3,000 88.9956
1/31/08 38,500 88.9850
1/31/08 500 89.1039
1/31/08 3,000- 88.9790
1/31/08 1,000 88.9800
1/31/08 10,000 88.9804
1/31/08 10,000 89.0400
1/31/08 2,000 89.0389
1/31/08 3,000 89.0298
1/31/08 10,000 88.9850
1/31/08 1,500 89.0172
1/31/08 30,000 88.9761
1/30/08 1,000 89.0542
1/30/08 10,000 88.9957
1/30/08 35,000 89.0050
1/30/08 76,500 88.9950
1/30/08 12,000 89.0109
1/30/08 400- 88.9740
1/30/08 4,000 89.0217
1/30/08 2,000 89.0499
1/30/08 15,100 89.0050
1/29/08 100,000 89.0050
1/29/08 2,000 89.0183
1/29/08 12,000 88.9912
1/29/08 1,900 89.0050
1/29/08 14,900 88.9850
1/29/08 4,000 89.0508
1/28/08 800 88.9700
1/28/08 4,800 89.0154
1/28/08 23,500 88.9369
1/28/08 8,700 88.9416
1/28/08 7,000 88.9434
1/28/08 4,000 88.9504
1/28/08 20,000 88.9855
1/28/08 1,300 88.9841
1/28/08 4,000 88.9666
1/28/08 30,000 88.9900
1/28/08 1,400 88.9805
1/28/08 1,400 88.9805
1/28/08 14,000 88.9991
1/28/08 500 88.9773
1/28/08 4,500 88.9774
1/28/08 7,000 88.9527
1/28/08 700 89.0270
1/25/08 128,000 88.9786
1/25/08 31,500 88.9794
1/25/08 2,400 89.0044
1/25/08 10,000 89.0033
1/25/08 28,000 88.9786
1/25/08 2,100 89.0083
1/25/08 18,000 89.0098
1/25/08 9,000 88.9990
1/25/08 500 88.9717
1/25/08 3,200 88.9976
1/25/08 26,000 88.9823
1/25/08 7,000 88.9959
1/25/08 11,500 88.9830
1/25/08 12,000 88.9936
1/25/08 3,000 89.0206
1/25/08 500 89.1073
1/25/08 9,000 89.0423
1/25/08 8,000 88.9854
1/25/08 2,000 89.0200
1/25/08 4,039 88.9934
1/25/08 35,300 88.9791
1/25/08 10,000 88.9903
1/25/08 12,000 88.9881
1/25/08 5,000 88.9903
1/25/08 6,000 88.9881
1/25/08 5,000 88.9903
1/25/08 11,200 88.9889
1/24/08 13,000 88.9887
1/24/08 6,000 88.9895
1/24/08 2,000 89.1087
1/24/08 24,500 89.0183
1/24/08 3,000 89.0500
1/24/08 5,000 89.0183
1/24/08 1,200 89.0329
1/24/08 1,000 89.0200
1/24/08 1,900 89.0129
1/24/08 20,000 89.0112
1/24/08 7,500 88.9874
1/24/08 25,000 88.9917
1/24/08 2,100 89.0097
1/24/08 4,000 88.9857
1/24/08 3,000 89.0457
1/24/08 19,500 89.0220
1/24/08 4,500 88.9950
1/24/08 1,000 88.9780
1/24/08 5,000 89.0300
1/24/08 16,500 88.9826
1/24/08 20,000 89.0298
1/24/08 22,500 89.0047
1/24/08 7,000 88.9973
1/24/08 3,461 88.9975
1/24/08 500 88.9817
1/24/08 36,500 88.9805
1/24/08 35,000 89.0437
1/24/08 42,500 88.9802
1/24/08 1,000 89.0000
1/24/08 1,000 88.9800
1/24/08 21,000 89.0004
1/24/08 1,000 89.0200
1/23/08 15,000 89.0044
1/23/08 16,000 89.0435
1/23/08 5,000 89.0045
1/23/08 14,000 88.9971
1/23/08 11,000 89.0318
1/23/08 4,000 88.9948
1/23/08 2,500 89.0060
1/23/08 7,500 89.0218
1/23/08 27,000 88.9833
1/23/08 1,000 88.9926
1/23/08 2,000 88.9740
1/23/08 800 88.9650
1/23/08 24,000 89.0110
1/23/08 5,500 88.9903
1/23/08 6,800 88.9881
1/23/08 2,000 89.0500
1/23/08 5,500 88.9903
1/23/08 5,500 88.9903
1/23/08 6,800 88.9881
1/23/08 45,500 88.9885
1/23/08 10,000 88.9900
1/23/08 18,000 89.0002
1/22/08 1,500 88.9962
1/22/08 10,000 89.0404
1/22/08 1,500 89.0772
GABELLI GROUP CAPITAL PARTNERS
1/23/08 10,000 88.9765
GABELLI FUNDS, LLC.
GLOBAL UTILITY & INCOME TRUST
1/25/08 20,000 88.9750
GABELLI UTILITY FUND
1/30/08 50,000 88.9950
1/28/08 1,700 88.9338
1/25/08 48,300 88.9750
GABELLI SMALL CAP GROWTH FUND
1/29/08 100,000 89.0050
GABELLI GLOBAL HEALTHCARE & WELLNESS RX
1/31/08 5,000 88.9850
1/29/08 12,000 88.9950
1/28/08 5,000 88.9350
1/25/08 5,000 88.9850
GABELLI DIVIDEND & INCOME TRUST
1/30/08 50,000 88.9950
1/28/08 36,400 88.9338
1/25/08 13,600 88.9750
1/24/08 53,800 88.9850
1/23/08 141,200 88.9981
1/22/08 3,500 89.0114
THE GABELLI GLOBAL DEAL FUND
1/28/08 15,000 88.9338
1/23/08 100,000 89.0044
1/22/08 7,000 89.0114
GABELLI CONVERTIBLE FUND
1/28/08 10,000 88.9420
1/23/08 20,000 89.0044
GABELLI ASSET FUND
1/28/08 86,400 88.9338
1/25/08 13,600 88.9750
GABELLI ABC FUND
1/24/08 50,000 88.9850
1/23/08 66,000 89.0044
1/22/08 2,500 89.0114

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Ventana Medical Systems, Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this February 4, 2008.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. LICT CORPORATION By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact
GABELLI FUNDS, LLC By: /s/ Bruce N. Alpert__________________________ Bruce N. Alpert Chief Operating Officer

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI & COMPANY, INC.
By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.